ENCORE ENERGY PARTNERS LP
777 Main Street, Suite 1400
Fort Worth, Texas 76102
June 11, 2009
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Encore Energy Partners LP Form 10-K for the Fiscal Year Ended December 31, 2008 Filed February 26, 2009 Form 10-Q for the Fiscal Quarter Ended March 31, 2009 Filed May 4, 2009 File No. 001-33676
          This memorandum sets forth the responses of Encore Energy Partners LP (the “Partnership”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 29, 2009 (the “Comment Letter”) with respect to the Partnership’s Form 10-K for the fiscal year ended December 31, 2008 and its Form 10-Q for the fiscal quarter ended March 31, 2009 (File No. 001-33676). For your convenience, we have repeated each comment of the Staff in bold type face exactly as given in the Comment Letter and set forth below such comment is our response.
Form 10-K for the Fiscal Year Ended December 31, 2008
Selected Financial Data, page 45
1.	Please ensure that all tabular disclosure, including the entry for cash distributions declared per unit for the year ended December 31, 2007, is correct.

Response:

The Partnership confirms that the amounts disclosed in the tabular disclosure of selected financial data for the year ended December 31, 2007 are correct, including the entry for cash distributions declared per common unit. Please note that the cash distribution declared per common unit during the year ended December 31, 2007 of $0.0530 is based on the Partnership’s initial quarterly distribution of $0.35 per common unit, prorated for the period from and including September 17, 2007 (the closing date of the Partnership’s initial public offering) through September 30, 2007. The $0.0530 distribution per common unit was paid on November 14, 2007. Please also note that the cash distribution declared per common unit for the fourth quarter of 2007 of $0.3875 per common unit was declared on February 6, 2008 and was paid on February 14, 2008. As this distribution was declared during the year ended December 31, 2008, it is included in the $2.311 cash distribution declared per common unit for the year ended December 31, 2008 in the tabular disclosure of selected financial data.

The Partnership notes that in the tabular disclosure of selected financial data the row labeled “Net loss (income) allocation” should have been labeled “Net income (loss) allocation” and the row labeled “Net loss (income) per common unit” should have been labeled “Net income (loss) per common unit.” In future filings, the Partnership will ensure that these rows are appropriately labeled.

Note 7 – Long-Term Debt, page 94
2.	In future filings, please disclose the specific terms of all material covenants in your debt agreements, including the required ratios as well as the actual ratios as of each reporting date, allowing readers to understand how much cushion there is between the required ratios and the actual ratios. Also, show the specific computations used to arrive at the actual ratios, with corresponding reconciliations to corresponding U.S. GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003, for additional guidance. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt, if not cured within applicable grace periods.

Response:

The Partnership acknowledges the Staff’s comment and will revise future filings accordingly.
Note 12 – Fair Value Measurements, page 102
3.	We note that the fair value of your oil and natural gas floor and cap derivative contracts are measured using significant unobservable inputs (i.e., Level 3 inputs) based on your disclosure. Please expand your disclosure to disclose the valuation techniques used to measure the fair value and provide a discussion of any changes in the valuation techniques pursuant to paragraph 32.e of SFAS 157. Disclose the unobservable inputs that you use when valuing your derivative assets, including all significant assumptions used in your valuation technique. In addition, tell us how you have determined that the assumptions that you have used reflect assumptions that market participants would use in pricing the derivative asset or liability.

In response to the Staff’s comment, the Partnership proposes to add to its disclosures in future filings regarding the methods and assumptions used to estimate the fair values of financial assets and liabilities as follows:

The Partnership’s oil and natural gas calls, puts, and short puts are average value options for which settlement is determined by the average underlying price over a predetermined period of time. The Partnership uses both observable and unobservable inputs in a Black-Scholes valuation model to determine fair value. Accordingly, these derivative instruments are classified within the Level 3 valuation hierarchy. The observable inputs of the Partnership’s valuation model include (1) current market and contractual prices for the underlying instruments, (2) quoted forward prices for oil and natural gas, and (3) interest rates, such as a LIBOR curve for a term similar to the commodity derivative contract. The unobservable inputs of the Partnership’s valuation model include volatility. The implied volatilities for the Partnership’s calls, puts, and short puts with comparable strike prices are based on the settlement values from certain exchange-traded contracts. The implied volatilities for calls, puts, and short puts where there are no exchange-traded contracts with the same strike price are extrapolated from exchange-traded implied volatilities by an independent party.

The Partnership adjusts the valuations from the valuation model for nonperformance risk, using management’s estimate of the counterparty’s credit quality for asset positions and the Partnership’s credit quality for liability positions. The Partnership uses multiple sources of third-party credit data in determining counterparty nonperformance risk, including credit default swaps. The Partnership considers the impact of netting and offset provisions in the agreements on counterparty credit risk, including whether the position with the counterparty is a net asset or net liability.

There have been no changes in the valuation techniques used to measure the fair value of the Partnership’s oil and natural gas calls, puts, or short puts during 2008.
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Note 5 – Derivative Financial Instruments, page 8
4.	Your disclosure states that you sell floors with a strike price below the strike price of the purchased floor in order to finance the premiums paid on purchased floors. Please expand your disclosure to disclose how and why you use these particular derivative instruments and all other information required to be disclosed by paragraph 44 of SFAS 133, as amended by SFAS 161. For example, it would appear that qualitative disclosures about your overall risk exposure with regard to these derivative instruments would provide meaningful information to the users of your financial statements.

In response to the Staff’s comment, the Partnership proposes to revise its disclosures regarding the above-referenced derivative instruments in future filings as follows:

From time to time, the Partnership purchases puts at a specified price (a “purchased put”) and also sells a put at a lower price (a “short put”). This strategy enables the Partnership to achieve downside protection for a portion of its production, while funding the cost of such protection by selling a put at a lower price. If the price of the commodity falls below the strike price of the purchased put, then the Partnership has protection against commodity price decreases for the covered production down to the strike price of the short put. At commodity prices below the strike price of the short put, the benefit from the purchased put is generally offset by the expense associated with the short put. For example, in 2007, the Partnership purchased oil put options for 2,000 Bbls/D in 2010 at $65/Bbl. As NYMEX prices increased in 2008, the Partnership wished to protect downside price exposure at the higher price. In order to do this, the Partnership purchased oil put options for 2,000 Bbls/D in 2010 at $75/Bbl and simultaneously sold oil put options for 2,000 Bbls/D in 2010 at $65/Bbl. Thus, after these transactions were completed, the Partnership had purchased two oil put options for 2,000 Bbls/D in 2010 (one at $65/Bbl and one at $75/Bbl) and sold one oil put option for 2,000 Bbls/D in 2010 at $65/Bbl. However, the net effect resulted in the Partnership owning one oil put option for 2,000 Bbls/D at $75 per Bbl.

          The Partnership hereby acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions or need additional information, please contact Robert C. Reeves, Chief Financial Officer of Encore Energy Partners GP LLC, at (817) 339-0918 or Sean T. Wheeler of Baker Botts L.L.P. at (713) 229-1268.

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